September 4, 2019

Seth Lederman
Chief Executive Officer
Tonix Pharmaceuticals Holding Corp.
509 Madison Avenue, Suite 1608
New York, NY 10022

       Re: Tonix Pharmaceuticals Holding Corp.
           Registration Statement on Form S-1
           Filed August 23, 2019
           File No. 333-233445

Dear Dr. Lederman:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Description of Securities, page 22

1. We note that your forum selection provision identifies the Eighth Judicial District Court of Clark County, Nevada as the exclusive forum for certain litigation, including any "derivative action." Please describe this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that
 Seth Lederman
Tonix Pharmaceuticals Holding Corp.
September 4, 2019
Page 2
      there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
      Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich King at
(202) 551-
8071 with any questions.



                                                            Sincerely,
FirstName LastNameSeth Lederman
                                                            Division of
Corporation Finance
Comapany NameTonix Pharmaceuticals Holding Corp.
                                                            Office of
Healthcare & Insurance
September 4, 2019 Page 2
cc:       Irina Ishak, Esq.
FirstName LastName